SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8052


05060016

TORCHMARK CORPORATION
SAVINGS AND INVESTMENT PLAN
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Full title of the Plan)



TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
205-325-4200
(Name of issuer of the securities held pursuant to the plan)

PROCESSED
JUL 08 2005
THOMSON
FINANCIAL

Index of Exhibits at page 12.
Total Number of pages is 14.

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Torchmark Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Torchmark Corporation Savings and Investment Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2004 audit was conducted for the purpose of forming an opinion on the basic 2004 financial statements as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 (the "schedule") is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

Deloitte & Touche LLP

July 5, 2005

Member of
Deloitte Touche Tohmatsu

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

	December 31,	
	2004	2003
ASSETS		
Investments, at fair value:		
Torchmark Corporation common stock	$77,109,916	$68,150,246
Waddell & Reed Financial, Inc. class A common stock	8,830,938	10,759,882
Pooled separate accounts	36,301,816	0
Unallocated annuity contract	11,104,214	0
Registered mutual funds	0	44,192,059
Short-term investments	3,544,681	3,195,127
	136,891,565	126,297,314
Accrued investment income	1,420	0
Receivable from participating employers	187,250	0
Net assets available for benefits	$137,080,235	$126,297,314

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

	December 31,	
	2004	2003
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$882,504	$881,126
Dividends on pooled separate accounts and mutual funds	290,116	323,521
Interest income - short-term investments	37,680	28,954
	1,210,300	1,233,601
Net appreciation in fair value of investments	19,500,331	23,552,181
Contributions:		
Participant contributions	4,002,702	3,759,608
Employer contributions	1,780,221	1,663,961
	5,782,923	5,423,569
Benefits paid to participants	15,710,633	11,512,297
Net increase in net assets	10,782,921	18,697,054
Net assets available for benefits:		
Beginning of plan year	126,297,314	107,600,260
End of plan year	$137,080,235	$126,297,314

See accompanying notes to financial statements.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Torchmark Corporation Savings and Investment Plan (the "Plan") was adopted on February 15, 1982 by the Board of Directors of Torchmark Corporation ("Torchmark") and began operating on April 5,1982.

Valuation of securities - The investment in common stock of Torchmark is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2004 and 2003 was $57.14 and $45.54, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock was $23.89 and $23.46 at December 31, 2004 and 2003, respectively.

Short-term investments are valued at cost, which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Beginning in 2004, the Plan offers a choice of various mutual funds via pooled separate accounts including (i) money market and bond funds which invest primarily in securities issued or guaranteed by the U.S. Treasury and certain U.S. Government agencies and instrumentalities that provide income that is generally not subject to state income tax, (ii) fixed-income mutual funds which invest in a diversified group of high-quality, fixed income investments, and, (iii) equity funds which invest in common stocks and consist of several individual investment options for various levels of risk tolerance. Investments in pooled separate accounts are recorded at the fair value of the underlying mutual funds, which are based on quoted market prices.

Also beginning in 2004, the Plan offers an investment in an unallocated annuity contract of the Plan trustee. The value of this account is equal to contributions received plus interest credited, less payments, withdrawals or transfers. The contract value approximates fair value.

During 2003, there were 18 mutual funds available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximates fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - Summary of Significant Accounting Policies (continued)

Risks and uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Torchmark and its affiliates.

Federal income taxes - Torchmark received a determination letter dated November 12, 2002 from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, is exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee believes the Plan is designed and currently is being operated within the applicable requirements of the IRC. The administrative committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Participant contributions - To be eligible to participate, an employee must complete a year of credited service with a sponsoring employer. Employees of Liberty National Life Insurance Company and United Investors Life Insurance Company (see below) must have been employed prior to January 1, 1995 to be eligible. Eligible employees, upon enrollment, can contribute up to 16% of their annual compensation, subject to certain limitations, and can direct the investment in their participant and employer accounts.

Participating employer contributions - Participating employers contribute to the Plan out of their current or accumulated earnings for the year, an amount equal to 50% of a participant's contributions (limited to 6% of participant's compensation).

NOTE B – Description of Plan (continued)

At the end of 2004 and 2003, the following companies were participating employers in the Plan:

Liberty National Life Insurance Company, "Liberty National",
(Birmingham, Alabama)

United Investors Life Insurance Company, "United Investors",
(Birmingham, Alabama)

Globe Life and Accident Insurance Company, "Globe",
(Oklahoma City, Oklahoma)

American Life and Accident Insurance Company, "American Life", a subsidiary of Globe,
(Dallas, Texas)

United American Insurance Company, "United American",
(Dallas, Texas)

Torchmark Corporation, "Torchmark"
(Birmingham, Alabama)

Globe Marketing Services, Inc., "Globe Marketing"
(Oklahoma City, Oklahoma)

All participating employers are either direct or indirect wholly owned subsidiaries of Torchmark.

Vesting provisions - Participants have a fully vested and non-forfeitable interest in their own account. The participant's employer account is vested in accordance with the following schedule:

Years of Credited Service	Applicable Non-forfeitable Percentage
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Benefit payment provisions – At termination of employment, participants may withdraw all of their participant account and the vested portion of their employer account. Participants may make in-service withdrawals of all or a portion of their participant account and all or a portion of their employer account, if fully vested. If any portion of the employer account is withdrawn, the participant may not make contributions to the Plan for twelve months following such withdrawal.

Termination of the Plan - Although it has expressed no intent to do so, Torchmark has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is partially or completely terminated, each affected participant will become fully vested in his employer contribution account.

Forfeitures - If an employee incurs five consecutive "one year breaks in service" for any reason other than death or normal retirement, and is not 100% vested in the employer contribution account, then the non-vested portion of the employer contribution account is forfeited. Forfeitures are applied to reduce subsequent contributions of the employer. The plan had forfeitures of $27,255 and $9,428 for 2004 and 2003, respectively.

NOTE C - Investments

The following table presents the investments of the Plan's net assets:

	December 31, 2004	December 31, 2003
Pooled Separate Accounts:		
Oppenheimer Capital Appreciation	9,002,137	0
Fidelity Advisor Equity Growth	3,372,997	0
Fidelity Advisor Mid Cap	5,111,024	0
ING Intermediate Bond	714,684	0
ING GNMA Income Bond	1,180,562	0
ING VP Strategic Allocation Growth Portfolio	40,836	0
ING VP Strategic Allocation Balanced Portfolio	14,451	0
Pioneer High Yield	895,145	0
Templeton Global Bond	1,287,295	0
Income Fund of America	2,335,513	0
AIM Health Sciences	4,252,814	0
EuroPacific Growth	2,118,711	0
Fidelity VIP Contrafund	1,468,457	0
Baron Growth	2,527,816	0
Lord Abbett Small Cap Value	1,555.475	0
T. Rowe Price Science & Technology	423,899	0
	$36,301,816	$ 0
Unallocated Annuity Contract – ING Fixed Account	$11,104,214	$ 0
Mutual Fund Shares:		
Expedition Money Market	0	10,886,257
Expedition Investment Grade Bond	0	651,599
American Century Ginnie Mae	0	1,205,269
Fidelity Advisor High Income Advantage	0	1,346,348
Oppenheimer International Bond	0	255,218
Janus Adviser Balanced	0	1,893,750
Oppenheimer Capital Appreciation	0	9,847,109
Scudder Health Care	0	4,622,021
Fidelity Advisor Equity Growth	0	4,412,445
Fidelity Advisor Mid Cap	0	3,989,158
Oppenheimer International Growth	0	1,764,489
Evergreen Equity Index	0	598,354
Fidelity Advisor Small Cap	0	838,528
Fidelity Advisor Value Strategies	0	1,338,254
Scudder Technology	0	543,260
	$ 0	$44,192,029
Torchmark Corporation common stock	$77,109,916	$68,150,246
Waddell & Reed Financial, Inc. class A common stock	$8,830,938	$10,759,882
Matrix Capital Bank Unitized Money Market Fund	$ 0	$ 3,195,127
Investors Bank & Trust Investcash Fund	$ 3,544,681	$ 0

NOTE C – Investments (continued)

During the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	December 31,	
	2004	2003
Common stocks	$ 16,547,741	$ 16,125,832
Mutual funds and pooled separate accounts	2,952,590	7,426,349
	$19,500,331	$23,552,181

NOTE D - Related Party Transactions

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, were handled by Reliance Trust Corporation, a party-in-interest to the Plan, from January 1, 2002 to May 31, 2003, by Matrix Capital Bank, a party-in-interest to the Plan, from June 1, 2003 to December 6, 2004 and by Investors Bank & Trust, a party-in-interest to the Plan, beginning December 7, 2004, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. During a portion of 2003, these funds were deposited in the Deposit Fidelity U.S. Treasury Portfolio II Class A Fund, administered by Reliance Trust Corporation, and for the remainder of 2003 and up through December 6, 2004 in the Matrix Capital Bank Unitized Money Market Fund. Beginning December 7, 2004, these funds were deposited in the Investors Bank & Trust Investcash Fund.

TORCHMARK CORPORATION SAVINGS AND INVESTMENT PLAN

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2004

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	1,349,491 shares $1 par value common stock	$77,109,916
	Waddell & Reed Financial, Inc.	369,650 shares $1 par value class A common stock	8,830,938
*	ING Financial Advisers, LLC	Pooled Separate Accounts:	
		1,186,417 units Oppenheimer Capital Appreciation	9,002,137
		533,823 units Fidelity Advisor Equity Growth	3,372,997
		437,658 units Fidelity Advisor Mid Cap	5,111,024
		60,907 units ING Intermediate Bond	714,684
		104,780 units ING GNMA Income Bond	1,180,562
		4,148 units ING VP Strategic Allocation Growth Portfolio	40,836
		1,388 units ING VP Strategic Allocation Balanced Portfolio	14,451
		64,091 units Pioneer High Yield	895,145
		71,309 units Templeton Global Bond	1,287,295
		115,698 units Income Fund of America	2,335,513
		487,590 units AIM Health Sciences	4,252,814
		58,494 units EuroPacific Growth	2,118,711
		138,133 units Fidelity VIP Contrafund	1,468,457
		161,701 units Baron Growth	2,527,816
		97,035 units Lord Abbett Small Cap Value	1,555,475
		52,522 units T. Rowe Price Science & Technology	423,899
			36,301,816
*	ING Financial Advisers, LLC	Unallocated Annuity Contract - ING Fixed Account	11,104,214
*	Investors Bank & Trust	3,544,681 shares Investors Bank & Trust Investcash Fund	3,544,681
			$125,787,351

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to the incorporation by reference of their audit report dated March 11, 2005 into Form S-8 of the Torchmark Corporation Savings and Investment Plan (Registration No. 2-76378) (incorporated by reference from Exhibit 23(a) to Form 10-K for the year ended December 31, 2004).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of July 5, 2005, to Form S-8 Registration Statement No. 2-76378.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Torchmark Corporation
Savings and Investment Plan

By: /s/ Tony G. Brill
Tony G. Brill, Member
Administrative Committee

By: /s/ Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

By: /s/ Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: July 5, 2005

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue, Suite 1600
Dallas, TX 75201-6778
USA

Tel: +1 214 840 7000
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 2-76378 of Torchmark Corporation on Form S-8 of our report dated July 5, 2005 appearing in this Annual Report on Form 11-K of the Torchmark Corporation Savings and Investment Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

July 5, 2005